Exhibit 99.1

PRESS RELEASE

GERDAU S.A. (Bovespa: GGBR; NYSE: GGB; Latibex: XGGB), pursuant to CVM Instruction 358, of January 3, 2002, hereby informs the market that it has obtained, from creditor financial institutions of Gerdau S.A. and its subsidiaries, approval for the Company’s proposal for temporary flexibility relating to covenants contained in its financing agreements.

The agreement to the reset of the covenants involved more than 40 financial institutions and received unanimous approval for the debt subject to these covenants, which, on March 31, 2009, totaled US$ 3.7 billion.

The approved agreement is effective immediately and will remain in effect until September 30, 2010. The provisions for covenant reset can be terminated at any time by the Company. The new conditions are as follows:

•    From Gross Debt to EBITDA < 4.0x to Net Debt to EBITDA < 5.0x;

•    From EBITDA to Interest Expenses > 3.0x to EBITDA to Net Interest Expenses > 2.5x; and

•    Maximum Consolidated Gross Debt is limited to US$ 11 billion.

The total cost for this temporary relief should range between US$ 20 million and US$ 60 million, depending on how long the reset is in effect. The agreement signed between the Gerdau entities and the financial institutions does not alter the original amortization schedule of the affected debt, nor does it result in an increase, after this agreement’s lapse or termination, of the interest rates originally contracted.

We believe that this agreement is a clear demonstration of the solid relationship that Gerdau has built throughout the years with both national and international financial communities, and of the understanding that the factors that have been affecting the Company’s cash generation are highly unusual, and which in 2010 should return to levels that will allow the Company to comply with the covenants as originally agreed.

Rio de Janeiro, June 22, 2009

Osvaldo Burgos Schirmer

Executive Vice-President and

Investor Relations Director